XTRACTMOR, INC.

ROME, GEORGIA

FINANCIAL STATEMENTS

NOVEMBER 30, 2016

XTRACTMOR, INC.

TABLE OF CONTENTS



NICHOLS, CAULEY & ASSOCIATES, LLC
336 Broad Street, Suite 201, Rome, Georgia 30161
P.O. Box 1586, Rome, Georgia 30162
706-237-7990 FAX 706-237-7991
rome@nicholscauley.com

Independent Accountant's Review Report

To the Stockholder
XTractMor, Inc.
Rome, Georgia

We have reviewed the accompanying financial statements of XTractMor, Inc., which comprise the balance sheet as of November 30, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the period September 23, 2016 (date of inception) through November 30, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Nichols, Cauley + Associates, LLC

Atlanta, Georgia
December 5, 2016

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Atlanta | Calhoun | Dalton | Dublin | Kennesaw | Rome | Warner Robins

XTRACTMOR, INC.
BALANCE SHEET
NOVEMBER 30, 2016

ASSETS

CURRENT ASSETS

Cash and cash equivalents $ 5,000

TOTAL ASSETS $ 5,000

LIABILITIES

CURRENT LIABILITIES

Accounts payable $ 6,050

Due to affiliate 6,050

Total current liabilities 12,100

TOTAL LIABILITIES 12,100

STOCKHOLDER'S EQUITY

Common stock, 20,000,000 shares of $0.001 par
value authorized, 500,000 shares issued
and outstanding 500

Additional paid in capital 4,500

Retained deficit (12,100)

TOTAL STOCKHOLDER'S EQUITY (7,100)

TOTAL LIABILITIES AND
STOCKHOLDER'S EQUITY $ 5,000

See accompanying notes and independent accountant's review report.

XTRACTMOR, INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD SEPTEMBER 23, 2016 (DATE OF INCEPTION) THROUGH
NOVEMBER 30, 2016

GENERAL AND ADMINISTRATIVE EXPENSE		
Salaries	$	5,774
Utilities		50
Office		225
Total operating expenses		6,049
OPERATING LOSS		(6,049)
OTHER EXPENSE		
Organization costs		6,051
NET LOSS	$	(12,100)

See accompanying notes and independent accountant's review report.

XTRACTMOR, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE PERIOD SEPTEMBER 23, 2016 (DATE OF INCEPTION) THROUGH
NOVEMBER 30, 2016

	Common Stock	Additional Paid in Capital	Retained Deficit	Totals
Balance, September 23, 2016 (date of inception)	$ -	$ -	$ -	$ -
Stock issuance	500	4,500	-	5,000
Net loss	-	-	(12,100)	(12,100)
Balance, November 30, 2016	$ 500	$ 4,500	$ (12,100)	$ (7,100)

XTRACTMOR, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD SEPTEMBER 23, 2016 (DATE OF INCEPTION) THROUGH
NOVEMBER 30, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(12,100)
Adjustments to reconcile net loss		
to cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts payable		6,050
Due to affiliate		6,050
Cash provided by operating activities		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Stock issuance		5,000
Net cash provided by financing activities		5,000
Net increase in cash and cash equivalents		5,000
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	$	5,000

1.   ENTITY

The Company, which is a Georgia corporation, sells a patented, mechanical extraction technology to the beer, wine, and spirits industry. The Company is wholly owned by Hydro Dynamics, Inc. ("HDI").

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of XTractMor, Inc. (the "Company") conform to generally accepted accounting principles. The following is a description of the more significant policies.

Basis of accounting

The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Cash and cash equivalents

For purposes of the statement of cash flows the Company considers temporary investments with a maturity of three months or less when acquired to be cash equivalents.

Use of accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingencies at the date of the financial statements and of revenues and expenses during the accounting period. Actual results could differ from those estimates. No significant estimates were used in preparing these financial statements.

Organization costs

Organization costs are expensed as incurred.

Income taxes

The Company will be subject to Federal and State income taxes when taxable income is generated. No income taxes have been accrued because of operating losses incurred since inception.

Deferred income tax assets and liabilities are determined using the balance sheet method, reflecting a net deferred tax asset or liability based on the tax effects of the temporary differences between the book and tax basis of assets and liabilities, giving recognition to changes in tax rates and laws. A net deferred tax asset is evaluated for realization, and reduced by a valuation allowance when determined it is more likely than not that the asset will not be fully realized.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes (continued)

The Company recognizes accrued interest associated with uncertain tax positions as part of interest expense and penalties associated with uncertain tax positions as part of other expenses. As of November 30, 2016, there were no accrued interest and penalties associated with uncertain tax positions. For the period September 23, 2016 (date of inception) through November 30, 2016, management believes there are no material amounts of uncertain tax positions. Generally, tax returns remain subject to examination for three years after the filing date.

3. MANAGEMENT'S PLANS

The Company's ability to continue as a going concern is dependent upon HDI's ability to fund operations until the point at which the Company generates consistent revenues at a level sufficient to support operations. HDI has sustained recurring net losses and currently has no firm commitments from potential funding sources; however, if necessary, HDI expects to be able to renew current debt obligations, and obtain additional funding from investors and its majority stockholder. While there can be no assurances, management believes that HDI's cash on hand, turn of receivables and inventory, and if necessary, additional funding from investors and HDI's majority stockholder will provide sufficient liquidity to fund operations through November 30, 2017 at a minimum. The Company's ability to continue as a going concern is dependent upon management's plans and their ability to generate working capital during the 12 months ending November 30, 2017.

4. CONCENTRATIONS AND RISK FACTORS

The Company is subject to concentrations of credit risk related primarily to its cash and cash equivalents. The Company maintains substantially all of its cash and cash equivalents at financial institutions believed by the Company to be of high credit quality. These balances, at times, may not be subject to or may exceed the Federal Deposit Insurance Corporation (the FDIC) limit. To date the Company has not experienced any loss or lack of access to cash in its operating accounts. Management believes there is no material risk because of the financial strength of the institutions.

Other significant risk factors that could impact the Company's future results, operation and profitability include, but are not limited to: (1) potential lack of sufficient working capital due to cash flow difficulties or other factors beyond the Company's control, and (2) numerous competitive factors that could impair the Company's ability to maintain and improve its profitability.

5. <u>INCOME TAXES</u>

The total provision (benefit) for income taxes in the statement of operations is as follows for the period September 23, 2016 (date of inception) through November 30, 2016:

Current tax provision		
Federal	$	-
State		-
		-
Deferred tax provision (benefit)		(4,840)
Change in valuation allowance		4,840
Total tax provision	$	-

The Company's provision for income taxes differs from the amounts computed by applying the Federal income statutory rates to income before income taxes. A reconciliation of the difference is as follows for the period September 23, 2016 (date of inception) through November 30, 2016:

	Amount	Percent
Tax provision (benefit) at statutory rate	$ (4,840)	40%
Differences resulting from -		
Provision for the valuation of		
deferred tax assets	4,840	(40%)
Provision for income taxes	$ -	- %

The deferred tax assets and liabilities at November 30, 2016 are as follows:

Organization costs	$	1,042
Net operating losses		11,058
Less: valuation allowance		(12,100)
Net deferred tax assets	$	-

Any net operating loss related to 2016 may be carried forward for 20 years before expiring.

6. <u>TRANSACTIONS WITH RELATED ENTITIES</u>

The Company receives an allocation of overhead from HDI which includes a charge for payroll, rent, utilities, and various other items. During the period September 23, 2016 (date of inception) through November 30, 2016, overhead charges amounting to $6,050 were allocated to the Company and remained payable to HDI.

7.   <u>SUBSEQUENT EVENTS</u>

The Company assessed events that have occurred subsequent to November 30, 2016 through December 5, 2016 for potential recognition and disclosure in the financial statements. No other events have occurred that would require adjustment to or disclosure in the financial statements which were issued on December 5, 2016.